Exhibit 1.01
Ford Motor Company
Conflict Minerals Report
For The Year Ended December 31, 20241
Ford Motor Company is a global company based in Dearborn, Michigan. With close to 1,600 Tier 1 production suppliers and around 4,800 supplier sites providing vehicle parts composed of nearly 1,000 different materials, our supply chain is vast and complex. To support our desire to use materials in our vehicles that are safe and sourced responsibly, and protect human rights, it is important for us to understand where the materials come from.
Where possible and practical, Ford uses its purchasing power to enable responsible sourcing of materials, including conflict minerals, and better protect impacted communities and the environment. We utilize a variety of tools, including our We Are Committed to Protecting Human Rights and the Environment policy, Supplier Code of Conduct, and Responsible Materials Sourcing Policy including Conflict Minerals, to promote our commitment to respecting human rights everywhere we operate and cascading these commitments throughout our supply chain.
With our suppliers, we place a heavy focus on supply chain transparency to give us visibility into our supply chain and, when necessary, launch an investigation to promote suppliers’ compliance with Ford’s expectations as outlined in our Supplier Code of Conduct.
As a member of multiple cross-industry organizations, we partner with other businesses across sectors to learn from each other, share best practices, and develop an aligned approach with our supply base. We actively participate in the Initiative for Responsible Mining Assurance (IRMA), Responsible Minerals Initiative (RMI), and Responsible Business Alliance (RBA), to identify and promptly address human rights issues in our supply chain.
We offer training resources to help our suppliers build their capacity to manage supply chain issues, and we meet with our top suppliers individually to discuss specific sustainability topics on an annual basis. In 2024, we trained over 2,000 supplier representatives in supply chain sustainability topics, including anti-corruption, fair labor, and environmental protection practices.
In this report, “Ford,” the “Company,” “we,” “our,” “us,” or similar references mean Ford Motor Company, our consolidated subsidiaries, and our consolidated variable interest entities of which we are the primary beneficiary, unless the context requires otherwise.
1.Overview
Since 2014, public companies in the United States have been required to conduct due diligence to determine the origin of conflict minerals in their products and to report annually with the Securities and Exchange Commission. The disclosure rules are intended to further the humanitarian goal of ending violent conflict in the Democratic Republic of the Congo (DRC) and adjoining countries – Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia – collectively referred to as the “Covered Countries.” The rules consider tin, tungsten, tantalum, and gold to be “conflict minerals” regardless of where they are sourced. We use the term “3TG” when discussing these minerals. By increasing the transparency of 3TG sources, the expectation is that funds from the mineral trade will not directly or indirectly benefit armed groups in the Covered Countries. Instead, these funds will be redirected to responsible sources of 3TG both in the Covered Countries and other CAHRAs.
3TG is used in many automotive parts and components, from propulsion assemblies to electrical components. In aggregate, our in-scope suppliers represent a significant percentage of our direct expenditures for components or parts. Through our analysis, we can confirm that more than 39,000 parts in our vehicles contain some level of 3TG content. 3TG materials are found in parts from all our major systems including interior, exterior and structural, electrified, controls software and connectivity, underbody, and internal combustion engine propulsion and thermal
1 This report includes forward-looking statements. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated. For a discussion of these risks, uncertainties, and other factors, please see “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

systems. Of our in-scope parts, 99% contain tin, 23% contain tungsten, 9% contain tantalum, and 54% contain gold, with many parts containing more than one of the 3TG materials. All our vehicles include components containing at least one 3TG material.
While we do not directly source any of the 3TG in our products, we work to enable the 3TG used in our vehicles to be responsibly sourced. We define a responsible source of 3TG as a smelter or refiner that provides 3TG material and has been validated as conformant to (i.e., successfully completed) or is active in (i.e., currently participating in) a third-party audit of its management systems and sourcing practices according to one of the following schemes: the RMI Responsible Minerals Assurance Process (RMAP), the London Bullion Market Association (LBMA), Responsible Jewelry Council (RJC), or the Tungsten Industry-Conflict Minerals Council (TI-CMC) chain of custody audit protocols. We expect the use of responsibly sourced 3TG in our supply chain to support the development of a “DRC conflict free” 3TG mineral trade in the Covered Countries.
2.Reasonable Country of Origin Inquiry (RCOI)
Since we are layers removed from the smelters and refiners in our supply chain, we rely on our direct suppliers to survey their suppliers who are expected to continue the cascade of reporting requirements until they identify information concerning the origin of the 3TG contained in the products they supply to us. In some cases, information provided by our in-scope suppliers may be incomplete or over-inclusive, resulting in missing or additional Reasonable Country of Origin Inquiry (RCOI) data determination. As our in-scope suppliers are often unable to confirm 3TG country of origin information, we conduct due diligence on the country of origin related to reported smelters and refiners. Our RCOI determination is based on the aggregated smelter and refiner data received from our in-scope suppliers and compared to the RMI RCOI database, which includes the origins of 3TG from RMAP, RJC, LBMA, and TI-CMC conformant smelters and refiners.
RCOI Approach
To determine our in-scope direct suppliers, we performed a risk-based assessment of all suppliers of components or parts to our plants based on 3TG content as reported through the automotive industry’s International Material Data System (IMDS) and expected spend. We require these suppliers to complete the Conflict Minerals Reporting Template (CMRT), an industry leading tool developed by the RMI. Suppliers submit their completed CMRT for analysis through a designated link directly into our third-party online platform.
The CMRT includes a list for suppliers to identify 3TG smelters and refiners that may be in our supply chain. Smelters and refiners procure minerals that they process into usable metals and are a key chokepoint for due diligence in our complex mineral supply chain. If our suppliers identify smelters or refiners that are not conformant to or active in a third-party responsible mineral sourcing validation program, we ask suppliers to contact reported, non-participating smelters and refiners and encourage them to participate in RMAP or consider alternate sourcing arrangements.
For the tenth year in a row, we received responses from 100% of the in-scope suppliers surveyed. When we receive supplier CMRTs, we review them and, if necessary, provide corrective action plans and risk assessments to suppliers for any of the following reasons: incomplete reports, reports inconsistent with information previously reported through IMDS, less than 100% response rates from their sub-suppliers, and/or their CMRT contained smelters or refiners that are not RMAP, RJC, LBMA, and TI-CMC conformant smelters and refiners.
Starting in 2022, we implemented a stricter quality review and standard for CMRT acceptance. If a completed CMRT contains all required information and is consistent with the information submitted in IMDS, we consider it a “quality” response. With the support of our corrective action communications and training, this action led in 2024 to a 100% quality response rate for the second year in a row, supporting a more complete set of 3TG data disclosures and better due diligence from our supply chain.
3.Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the 5-step framework in the 3rd Edition of the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2016) (OECD Guidance) and the related supplements for 3TG.

4.Due Diligence Measures Performed
4.1.Establish Strong Company Management Systems
Our conflict minerals management system includes the following actions:
▪Established an Executive Steering Team for conflict minerals compliance led by our Chief Supply Chain Officer. The team includes the following members:
•Chief Government Affairs Officer
•Chief Policy Officer and General Counsel
•Vice President and Chief Sustainability, Environment & Safety Officer
•Chief Communications Officer
•Vice President, Vehicle Hardware Engineering
•Chief Accounting Officer
▪Established a cross-functional working level team to manage conflict minerals compliance. The working level team meets biweekly and holds an annual meeting with the Executive Steering Team to review our conflict minerals compliance status, strategy, continuous improvement objectives, performance to metrics, and legislative updates.
▪Established Responsible Materials Sourcing Policy including Conflict Minerals (RMS Policy) requiring our direct suppliers of components containing 3TG to conduct due diligence to understand the origins of 3TG in their components, source 3TG responsibly (as described in Section 1), and not knowingly provide us with 3TG parts that contribute to conflict.
▪Established our Supplier Code of Conduct (Supplier Code) and integrated within our Production Purchasing Global Terms and Conditions as a requirement to conduct business with us, including contractual obligations for conflict minerals reporting requirements.
▪Utilized standardized tools and templates (e.g., CMRT) to improve efficiency and response rates and increase 3TG smelter and refiner participation in responsible assurance programs.
▪Built supply base knowledge capacity by developing training modules and conducting training sessions to promote our suppliers understanding of our reporting and due diligence requirements, assisting them in their continuous improvement efforts to increase reporting transparency, and promoting procurement from conformant smelters and refiners.
▪Integrated key performance indicators, including supplier CMRT survey response rate and quality of responses, into suppliers’ Sustainability Scorecard which is utilized as part of our sourcing process.
▪Established and enforced process to allow for supplier sourcing hold if conflict mineral compliance requirements were not met.
▪Executed internal capacity building training for relevant employees outlining our supplier reporting requirements, reporting process, and timeline.
▪Implemented an external grievance site with suppliers utilizing the Responsible Business Alliance Worker Voice platform to provide external stakeholders (e.g., supply chain employees, community members) with instructions and information on reporting grievances in regard to Ford or any of our suppliers, including information in nineteen (19) different languages. External stakeholders may also report grievances by emailing SpeakUp@ford.com.
▪Facilitated the confidential reporting of known or potential violations of the law or of our policies by our employees, who can report violations directly to Human Resources or the Compliance, Ethics and Integrity Office as well as the Office of the General Counsel. Violations can also be reported using the SpeakUp reporting mechanism, telephone hotlines, websites, or email, some of which allow for anonymous reporting. A cross-functional committee reviews allegations and oversees any investigations and subsequent corrective or disciplinary actions.

▪Actively participated in collaborative efforts, such as RMI and Automotive Industry Action Group (AIAG) work groups, to stay up to date with regulatory requirements, align with industry and cross industry best practices, and continuously improve our conflict mineral due diligence management system.
4.2.Identify and Assess Risk in the Supply Chain
We have dedicated resources and a cross-functional team managing our conflict mineral compliance and responsible sourcing efforts to identify, assess, and mitigate risk in our 3TG supply chain. We reviewed in-scope supplier CMRTs for supplier compliance with our reporting requirements such as:
•Completion of all required reporting elements
•Manual review and reconciliation of any CMRT reporting inconsistencies
•Consistency between the expected 3TG metals reported as being intentionally added to the supplier’s products and the metals reported in IMDS
•Presence of a smelter and refiner list that includes expected metals based on IMDS reporting
•Suppliers’ sub-tier response rate reported from each CMRT supplier survey
•Identification of smelters and refiners not participating in required third-party validation programs reported in suppliers’ supply chains
•Supplier conflict mineral sourcing policies
We then conduct training sessions on how various recommended corrective actions can be addressed and implemented within the supply chain. Corrective action plans resulted in 103 or 19% of suppliers improving disclosure data on their CMRT upon final re-submission. CMRT improvements included submission upgrades from company level to product level reporting (specific to Ford parts), identifying smelters or refiners not previously disclosed, increasing sub-supplier response rates, cross-checking the RMI smelter database for conformant smelter or refiner audit status, and completing due diligence accordingly. Quality responses provide more accurate data on which we can conduct our RCOI.
We reviewed our suppliers’ CMRT smelter lists to identify and assess supplier risk of reported 3TG sourcing that may not comply with our RMS Policy and OECD Guidance to use independent third-party risk-based approach audits, such as RMAP, RJC, LBMA, and TI-CMC, to confirm that smelters and refiners have carried out all five steps of the OECD Guidance framework. This process of identification and assessment includes the following:
•Compare suppliers’ smelter and refiner lists to the RMI smelter database
•Determine audit status of listed smelters and refiners.
•Utilize RMI database smelter and refiner risk scores to assess potential risks in our supply chain.
In addition to analysis of supplier responses, we actively review available information related to raw material supply chains, such as publicly available incident reports, NGO reports, and government published information to help us assess risk of identified smelters and refiners in the supply base.
4.3.Design and Implement a Strategy to Respond to Identified Risk
We have established and utilize the following process to respond to identified risks in the supply base:
▪Follow an escalation process to notify the Chief Supply Chain Officer of risks when identified.
▪Follow a procedure for risk mitigation including monitoring, tracking, and reporting progress to the Chief Supply Chain Officer.
▪Analyze supplier CMRT data to create tailored corrective actions to aid suppliers in improving the quality of their reports and better mitigate identified risks.
As part of our risk mitigation process, smelters and refiners reported by our suppliers that are not currently identified in the RMI database were reported to RMI for validation and assessment. Per our RMS Policy, we require suppliers to use smelters and refiners conformant to a third-party responsible mineral sourcing validation program like RMAP. If their CMRT included smelters or refiners not identified on the RMI public “Conformant” or “Active” on the RMAP list, we promptly notified those suppliers and provided a report identifying the non-

participating entity and a corrective action plan, including additional information gathering and/or due diligence based on external risk indicators. Notifications included the following instructions to promote responsibly sourced 3TG and compliance with our requirements:
▪Contact sub-suppliers and communicate Ford’s requirement to use RMI Active/Conformant smelters and refiners.
▪Encourage sub-suppliers to also cascade requirements to use Active/Conformant smelters and refiners.
▪Directly contact smelters and refiners to become conformant to RMAP, and if smelters or refiners refuse, consider alternate sourcing arrangements.
▪Complete additional due diligence to confirm the source of and determine risk for 3TG supplied by smelters and refiners.
Examples of additional due diligence include researching supply chains with non-participating smelters and refiners, confirming with direct suppliers which smelters and refiners are in our supply chain, and leveraging supply chain purchasing power to improve responsible sourcing.
We participate in cross-industry forums to prevent and mitigate supply chain risks. We are an active member of the RMI and AIAG Smelter Engagement Teams (SETs) to directly contact smelters and refiners to request their participation in RMAP or that they submit appropriate documentation to RMI for cross-recognition and inclusion in the “conformant/active” lists. We co-chair the AIAG SET on behalf of the North American automotive industry which encourages responsible sourcing by completing coordinated smelter and refiner outreach and funding workgroup member pre-audit visits. We also contribute to the RMI Smelter Assessment Fund which covers the initial assessments for new RMAP auditees, financial assistance for participating auditees, and the publication of assessment results on RMI’s website. As members of both AIAG and RMI, we work to amplify the efforts of both SET teams by communicating and coordinating efforts.
We are also a member of Drive Sustainability, a group facilitated by CSR Europe, consisting of 17 automotive manufacturers who collaborate to enhance sustainability in their supply chains. Drive Sustainability aims to improve the social, ethical, and environmental performance of automotive supply chains, including the responsible sourcing of raw materials.
For the 12th consecutive year, we are an active member of the Public Private Alliance for Responsible Minerals Trade (PPA). The PPA is a multi-stakeholder initiative which works to enable ethical sourcing of minerals and maximize benefits to communities where minerals are produced. It does this by bringing members of industry, government, and civil society together, supporting peer learning and engagement, and funding and testing solutions that can support these shared challenges on the ground.
4.4.Conduct Independent Third-Party Audit of Smelter and Refiner Due Diligence Practices
Due to our position in the supply chain, we utilize RMAP and the RMAP Cross-Recognition Program to determine if smelters and refiners reported by our suppliers are conformant with RMAP, RJC, LBMA, and TI-CMC third-party audit protocols to validate responsible sourcing. These audit standards have been developed to assess if companies have management systems in place to support and implement due diligence and responsible sourcing practices. As noted in section 4.3, we are an active member of the RMI SET, and we contribute to the development of RMI tools and processes used to support our program. Additionally, we have visited smelters and refiners to support RMAP assessment participation, and we conduct direct outreach to smelters and refiners to aid in collective uptake of responsible sourcing practices at 3TG smelters and refiners. We use the RMI Facility Database and RCOI information as key inputs to help us manage risk in our supply chain.
4.5.Report Annually on Supply Chain Due Diligence
This is our 12th Conflict Minerals Report (CMR), and we plan to continue reporting annually. Our CMR is available on our corporate website at https://corporate.ford.com. We publish our supplier response rate and our smelter conformance rates by mineral in our Integrated Sustainability and Financial Report performance data. Our smelter and refiner list is available on our corporate Sustainability site.

5.Facilities Used to Process the Conflict Minerals in Products, if Known
We have surveyed our in-scope suppliers to identify the facilities used to process the 3TG contained in our products. Over half of our in-scope suppliers (63%) provided a company-level CMRT that does not identify the smelters or refiners used for a particular part, component, or business customer. In cases where suppliers provided a product-level report, the identification of the smelters and refiners that support our specific products could not be determined due to sub-tier suppliers reporting on a company basis. Therefore, we are unable to identify with certainty the specific facilities used to process the 3TG in our products and whether the 3TG in our products is from recycled/scrap sources. We request product-level reporting in certain cases and have enhanced our 3TG training to demonstrate how product-level reporting is a necessary step to reduce risk in our supply chain.
By comparing our in-scope suppliers’ smelter and refiner lists to the RMI Smelter Database, we determined that 347 RMI eligible 3TG smelters and refiners were reported by our in-scope suppliers. Overall, 65% of the 347 smelters and refiners are considered “responsible sources of 3TG.” Our conformance rate remained the same from last year. We identified 20 new smelters and refiners, 13 of which are conformant/active and 7 non-conformant. Overall, we identified 7 additional tin smelters, 2 tungsten smelters, and 4 gold refiners conformant or active to RMAP from the prior year reporting period.
We monitor the performance of our risk prevention measures through our key performance metrics. We track supplier response rates and the quality of the data in CMRT submissions and escalate non-complying suppliers within operations. In 2024, we achieved a 100% response rate for the tenth year in a row and a 100% quality rating for the second year in a row.
The table below depicts, by mineral, the number of smelters and refiners potentially in our supply chain that are either participating (conformant/active) or not participating in the RMAP, RJC, LBMA, and TI-CMC audit protocol:
Table 1. Smelter and Refiner Status

Smelter or Refiner RMI RMAP Status	Tin	Tantalum	Tungsten	Gold
Conformant #	54	34	36	99
Conformant %	75%	92%	66%	54%

6.Country of Origin of the Conflict Minerals in Products, if Known
Through our leadership efforts as well as our due diligence actions, we have increased transparency within our supply chain. In 2014, 41% of our in-scope suppliers provided a smelter and refiner list. In 2024, 78% of our in-scope suppliers provided a smelter and refiner list, allowing better determination of potential countries of origin and identification of facilities that process 3TG reported in our supply chain.
Based on the non-aggregated RMI RCOI data for the 347 smelters and refiners reported by our supply chain, we have reason to believe that 24 of the reported smelters and refiners might have sourced directly from the Covered Countries. Based on aggregated RCOI data from RMAP, LBMA, RJC, and TI-CMC, an additional 84 smelters and refiners might have directly sourced from the Covered Countries. 15 smelters and refiners may have indirectly sourced from the Covered Countries. All 123 smelters and refiners that were identified as directly or indirectly sourcing from the Covered Countries were deemed conformant to the RMAP, or cross-recognized RJC, LBMA, or TI-CMC audit protocols, as of December 31, 2024.
We believe the countries of origin of 3TG contained in our products may include the following Covered Countries by mineral:
Table 2. Covered Countries Country of Origin

Country of Origin	Gold	Recycled/ Scrap Gold	Tantalum	Tin	Recycled/ Scrap Tin	Tungsten
Angola	X
Burundi			X	X		X
Central African Republic

Democratic Republic of the Congo (DRC)	X	X	X	X
Republic of the Congo
Rwanda		X	X	X
South Sudan
Tanzania	X		X	X
Uganda	X		X	X
Zambia	X		X
Using the same methodology, we believe the country of origin of 3TG contained in our products may also include the countries listed in Annex I.
Determination
Through our 2024 data collection and due diligence efforts, we have reason to believe some 3TG contained in our products may come from Covered Countries. All smelters and refiners that were identified as directly or indirectly sourcing from the Covered Countries were deemed conformant to the RMAP, or cross-recognized RJC, LBMA, or TI-CMC audit protocols, as of December 31, 2024.
7.Efforts to Determine the Mine or Location of Origin with the Greatest Possible Specificity
Due to the nature of CMRT reporting and the complexities of our supply chain, we find it difficult to identify the specific location of mines in our supply chain. However, we have taken the following actions to determine the mine or location of origin of the 3TG in our products with the greatest possible specificity:
•Conducted RCOI for suppliers whose parts contain 3TG and surveyed those suppliers using a risk-based approach.
•Analyzed completed CMRTs from our suppliers for completeness, consistency, and for identification of smelters and refiners sourcing conflict minerals from the Covered Countries.
•Compared reports from our suppliers with the expected responses, and when the information was incomplete or inconsistent with our RMS Policy or data expectations, we directly contacted our supplier to obtain additional or clarifying information, requesting improved reporting performance.
•Assessed the information provided by our suppliers with the RMI members-only smelter database to obtain country of origin information.
•Requested country of origin information directly from smelters and refiners not participating in RMAP.
8.Steps Taken to Mitigate OECD Annex II, Environmental And Social Risks and Improve Due Diligence in Our Mineral Supply Chain
In our We are Committed to Protecting Human Rights and the Environment policy, we commit to conducting due diligence and providing grievance mechanisms and remedies aligned with the UN Guiding Principles for Business and Human Rights. Our policy is to source responsibly. We recognize that strict avoidance of a given mineral or mineral origin could have unintended consequences, including the loss of livelihood for a local population. We support responsible sourcing from the Covered Countries as well as CAHRAs.
Our goal is to improve the transparency of mineral sourcing within our supply chain while improving the capacity of smelters and refiners globally to source 3TG originating from the Covered Countries while not funding armed groups, conflict in the area, or other serious abuses outlined in Annex II of the OECD Guidance. We aim to increase all smelter and refiner participation in RMAP, RJC, LBMA, and TI-CMC third-party validation programs to promote responsible sourcing not only from the Covered Countries but also CAHRAs.
Specifically, we set goals to: (i) obtain a 100% response and quality response rate from in-scope suppliers, (ii) increase the number of suppliers that provide a smelter and refiner list, (iii) increase our suppliers’ use of only responsible sources of 3TG so we can better determine country of origin and enable responsible sourcing, and (iv) continuously improve our due diligence efforts. We have taken the following actions in support of these goals:
Management System and Policies
•We are committed to respecting human rights, including the right to clean air and clean water, across our entire business, including our entire value chain. This commitment guides our decision-making and our actions, and extends to our suppliers and business partners, from the origin of the raw materials used to make our products to the end of life of these products. One of our sustainability aspirations is to source only raw materials that are responsibly produced. We are guided by our We Are Committed to Protecting Human Rights and the Environment policy.
•Over the past five years, we have conducted three saliency assessments in line utilizing the United Nations Guiding Principles Reporting Framework (UNGPRF) to identify and prioritize salient human rights issues that apply throughout our business and value chain. A cross-functional team, with oversight from our Chief Sustainability Officer, continues to manage and track our action plans to prevent, manage, and remediate salient human rights issues. We annually report progress to our actions through our Integrated Sustainability and Financial Report. We were the first in the U.S. auto industry to publish a stand-alone report addressing our salient human rights issues, how they are managed, and the key actions that demonstrate our progress.
•Our Supplier Code of Conduct is integrated within our Production Purchasing Global Terms and Conditions as a requirement to conduct business as a supplier to Ford. Our Supplier Code of Conduct requires all production suppliers globally to enforce a corresponding code of practice and require their subcontractors to do the same. Conflict minerals reporting is a contractual requirement for our production suppliers, and we require our suppliers to use smelters and refiners that have been validated as conformant to a third-party responsible mineral sourcing validation program.
•Through our membership with Drive Sustainability, we developed and implemented the third-party validated Supplier Sustainability Self-Assessment Questionnaire (SAQ), which is aligned with the Automotive Industry Guiding Principles to Enhance Sustainability Performance in the Supply Chain. Suppliers answer questions and provide supporting policy documentation regarding company management, working conditions and human rights, health and safety, business ethics, environment, supplier management, and responsible sourcing. Responses to the SAQ serve as one of several inputs into our risk assessment used to determine candidates for further supply chain capacity building or additional due diligence. We also use the SAQ to determine supplier policy gaps with our Supplier Code.
•In 2022, we launched the integration of sustainability metrics into supplier sourcing decisions, including compliance with and quality of Conflict Minerals reporting. If a supplier has an unacceptable sustainability finding, the decision to source must be reviewed at the Global Commodity Director level and a corrective action plan must be in place.
•Our Supply Chain and Supply Chain Sustainability team conducts direct engagement with top suppliers to review our Supplier Code and sustainability reporting requirements with supplier sales and sustainability teams.
2024 Metrics and Training
•We achieved a supplier conflict mineral reporting response rate of 100% for the tenth year in a row and 100% quality rating for the first time.
•Approximately 13% of suppliers reported only using conformant smelters and refiners.
•We hosted three global conflict mineral training webinars with 71 attendees from suppliers that previously provided low-quality reports or were first-time conflict minerals reporters. The webinars focused on sharing responsible sourcing best practices to improve conflict mineral due diligence and reporting.
•We conducted 11 internal training sessions to 831 Ford employees on mineral due diligence, human rights and working conditions, greenhouse gas emissions reporting, and Ford’s Supplier Code. The training was provided to all Supply Chain commodity groups.

Enhanced Risk Assessment and Mitigation to Support Responsible Sourcing of Minerals
•We have integrated the RMI CAHRA tool into risk assessments for material prioritization, which was also used as input to expand due diligence on other materials as well as informed determination of a CAHRA.
•We donated funding directly to support the RMAP Assessment Fund, which covers the initial assessments for new RMAP auditees, financial assistance for participating auditees, and the publication of assessment results on RMI’s website.
Participation in External Organizations
•We are an active member of RMI (Member ID: FORD) and participate in cross-industry smelter and refiner outreach efforts to identify eligibility for the RMAP audit program. We also requested smelter and refiner participation in the RMAP. We actively participate in various RMI working groups, including Gold, SET, Mineral Reporting Templates Team, Smelter Disposition, Due Diligence Practices, Artisanal and Small-Scale Mining (ASM), and Mineral Sensing and Prioritization.
•We participated in the AIAG Responsible Materials Working Group to help scope industry mineral due diligence best practices. We also co-chair the AIAG Smelter Engagement Team, leading AIAG’s coordinated industry outreach efforts to encourage smelter and refiner participation in RMAP.
•The Supply Chain Sustainability team attended the 2024 OECD Forum on Responsible Mineral Supply Chains in Paris, France, on May 21-24. Attendees listened to plenaries and panel sessions about many aspects of responsible sourcing. Forum attendees included key stakeholders including downstream companies (including Ford), mines, smelters and refiners, governments, non-governmental organizations, and representatives from Indigenous communities.
•We attended the 2024 Responsible Business Alliance / Responsible Minerals Initiative Conference in San Jose, California, on November 18-21. Member and non-member companies, plus representatives from industry, government, intergovernmental organizations, civil society, and other key stakeholders, attended the event and participated in plenaries, panel sessions, and training sessions about responsible business conduct, including labor and environmental issues and how to create positive impact.
•We attended the Responsible Business Alliance Outreach Meeting in Berlin, Germany, on April 10. The Outreach Meeting was intended for members of RBA and its initiatives, suppliers and non-member companies. Topics included mandatory due diligence and reporting legislation, forced labor compliance, raw materials, and greenhouse gas reporting.
Our Goals for 2025
We will continue our commitment to responsible 3TG sourcing by collaborating with industry, multi-stakeholder groups, and Non-Government Organizations (NGOs), engaging suppliers in continuous improvements to adopt best practices, and improving internal risk assessment and management systems. Our goals to achieve continuous improvement include:
•Strengthen smelter and refiner engagement to increase use of and participation in RMAP, RJC, LBMA, and TI-CMC as required by Ford's Production Purchasing Global Terms and Conditions and Supplier Code.
•Work to strengthen our Single Point of Contact (SPOC) outreach to more smelters and refiners to become active in the RMAP program, targeting completing five RMI Company Inquiry Questionnaires (CIQ) to help identify global smelters and refiners of 3TG, as well as work with two 3TG refiners directly to achieve “active” RMAP status, and support smelters and refiners to achieve “conformant” status.
•Continue employing and building participation with relevant smelters and refiners in the RMI Risk Readiness Assessment (RRA) tool to assess overall management beyond performance to OECD Guidance; set a target to invite 100.
•Update training materials annually and cascade to our Supply Chain employees.
•Strengthen our responsible sourcing capacity by continuously improving our mineral due diligence per OECD Guidance.
•Update our RMS Policy as needed to address assessing and mitigating risks in 3TG and mineral supply chain.

Annex I
Countries of Origin of 3TG
•Based on the information provided by our suppliers as well as from the RMI RCOI data that includes aggregated country of origin for RMAP, RJC, LBMA, and TI-CMC conformant processing facilities.

Albania	Algeria	Andorra	Antigua and Barbuda
Argentina	Austria	Azerbaijan	Bahamas
Bangladesh	Barbados	Belarus	Belgium
Benin	Bolivia	Bosnia and Herzegovina	Botswana
Brazil	Bulgaria	Burkina Faso	Cambodia
Cameroon	Canada	Caymen Islands	Chile
China	Chinese Taipei	Columbia	Costa Rica
Côte d'Ivoire	Croatia	Curacao	Czech Republic
Denmark	Dominica	Dominican Republic	Ecuador
Egypt	El Salvador	Estonia	Eswatini
Ethiopia	Fiji	Finland	France
French Guiana	Georgia	Germany	Ghana
Greece	Grenada	Guatemala	Guinea
Guyana	Honduras	Hong Kong	Hungary
Iceland	India	Indonesia	Ireland
Israel	Italy	Jamaica	Japan
Jordan	Kazakhstan	Kenya	Kuwait
Kyrgyzstan	Laos	Latvia	Lebanon
Liberia	Liechtenstein	Lithuania	Luxembourg
Macao	Madagascar	Malaysia	Mali
Malta	Mauritania	Mexico	Moldova (Republic of)
Mongolia	Morocco	Mozambique	Myanmar
Namibia	Netherlands	New Zealand	Nicaragua
Niger	Nigeria	Norway	Oman
Papua New Guinea	Peru	Philippines	Poland
Portugal	Puerto Rico	Romania	Russian Federation[2]
Saint Kitts and Nevis	Saint Vincent and Grenadines	Saudi Arabia	Senegal
Serbia	Sierra Leone	Singapore	Sint Maarten
Solomon Islands	Slovakia	Slovenia	South Africa
South Korea	Spain	Sri Lanka	Sudan
Suriname	Sweden	Switzerland	Tajikistan
Thailand	Timor-Leste	Togo	Trinidad and Tobago
Tunisia	Turkey	Ukraine	United Arab Emirates
United Kingdom	United States of America	Uruguay	Uzbekistan
Venezuela	Vietnam	Zimbabwe

2 Ford does not directly import gold from the Russian Federation. If any gold in products supplied to us was from any Russian Federation gold smelter or refinery, it would have been substantially transformed prior to receipt and incorporation into our finished products.